# Notice to The Oslo Stock Exchange

ORKLA



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



Ref.:
Erik Barkald, SVP Group Treasurer, Tel.: +47 22544407
Ellen W. Ronæss, Shareholder Service, Tel.: +47 22544430



Date: 27.06.02

## ORK – Trade subject to notification own shares

Orkla ASA has on 26 June 2002 bought 250,000 Orkla shares at a price of NOK 141.41 per share. A broker has executed the transaction.

Orkla's total shareholding of own shares after this transaction is 9,788,902.

The AGM adopted in May to amortise 2,944,670 own shares. The amortisation will be carried out in August 2002 and is not reflected in the above figures.



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